CONSULTING AGREEMENT

This consulting agreement is made and entered into effective the 1st day of May, 2003, by and between ROB WHITE (“Consultant”) and VIRTRA SYSTEMS, INC. (the “Corporation”).

I.  EMPLOYMENT

It is the desire of the Corporation to engage the services of Consultant to perform for the Corporation consulting services regarding assistance in the transition in the sale of its VR Zones to Global VR, and other services for the operations of Corporation, with administrative offices located at 440 North Center, Arlington, Texas 76011.

II.  TERM OF EMPLOYMENT

The respective duties and obligations of the parties to this consulting agreement shall commence on May 1, 2003, and shall continue thereafter until terminated by either party giving 30 days’ written notice to the other party.

III.  DUTIES OF CONSULTANT

Duties

Consultant shall be available to consult with the board of directors, the officers, and the administrative staff of the Corporation at reasonable times concerning matters pertaining to the transition in the ownership of the VR Zones from the Corporation to Global VR, and, in general, concerning any problem of importance relating to the sale by the Corporation of its VR Zones to Global VR.

Independent Contractor

With respect to the services to be performed by Consultant under this consulting agreement, Consultant shall be an independent contractor of the Corporation and shall not be deemed an employee.

Engaging in Other Employment

Consultant shall be available at reasonable times for the services provided for in this consulting agreement, but shall devote only such time to the affairs of the Corporation as the Consultant, in its sole judgment, shall deem necessary. Consultant may represent, perform services for, and be employed by such additional persons or companies as the Consultant, in its sole discretion may desire.

IV.  COMPENSATION

As compensation for services rendered under this agreement, Consultant shall be entitled to receive from the Corporation 30,000 free-trading shares of the Corporation’s common stock.

V.

GENERAL

This agreement shall be construed under and in accordance with the laws of the State of Texas, and all obligations of the parties created under the contract are performable in Tarrant County, Texas.

The parties covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient to effectuate and carry out the obligations of the parties in accordance with this agreement.

This agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, legal representatives, successors, and assigns where permitted by this agreement.

This agreement supersedes any prior understandings or oral agreements between the parties respecting the subject matter contained in this agreement.

All agreements, warranties, representations, and indemnifications contained in this agreement shall survive the closing.

This consulting agreement shall be deemed a personal services contract with regard to the Consultant, and Consultant may not assign any or all of his or her interest in this agreement without the written consent of the Corporation.

EXECUTED this _____ day of May, 2003.

CONSULTANT:

ROB WHITE

VIRTRA SYSTEMS, INC.

by:

      L. Kelly Jones, chief executive officer